Notification of dividend / distribution Notification of dividend / distribution Update Summary Entity name JAMES HARDIE INDUSTRIES PLC Security on which the Distribution will be paid JHX - CHESS DEPOSITARY INTERESTS 1:1 Announcement Type Update to previous announcement Date of this announcement Friday June 8, 2018 Reason for the Update 1. AUD equivalent dividend amount of 39.1800 cent per security has been provided at question 2.A.9a 2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c Refer to below for full details of the announcement Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity JAMES HARDIE INDUSTRIES PLC Registration Number 1.2 Registered Number Type ARBN 097829895 1.3 ASX issuer code JHX 1.4 The announcement is Update/amendment to previous announcement 1.4a Reason for update to a previous announcement 1. AUD equivalent dividend amount of 39.1800 cent per security has been provided at question 2.A.9a 2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c 1.4b Date of previous announcement(s) to this update Tuesday May 22, 2018 1.5 Date of this announcement Friday June 8, 2018 Notification of dividend / distribution 1 / 4

Notification of dividend / distribution 1.6 ASX +Security Code JHX ASX +Security Description CHESS DEPOSITARY INTERESTS 1:1 Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution Ordinary 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) Saturday March 31, 2018 2A.4 +Record Date Thursday June 7, 2018 2A.5 Ex Date Wednesday June 6, 2018 2A.6 Payment Date Friday August 3, 2018 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. No 2A.8 Currency in which the dividend/distribution is made ("primary currency") USD - US Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form USD 0.30000000 2A.9a AUD equivalent to total dividend/distribution amount per +security 0.39180000 2A.9b If AUD equivalent not known, date for Estimated or Actual? information to be released Actual Friday June 8, 2018 Notification of dividend / distribution 2 / 4

Notification of dividend / distribution

2A.9c FX rate (in format AUD 1.00 / primary currency rate): AUD

AUD 1.00

FX rate (in format AUD rate/primary currency rate) Primary Currency rate

USD 0.76569678

2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market?

Yes

2A.11 Does the entity have a securities plan for dividends/distributions on this +security?

We do not have a securities plan for dividends/distributions on this security

2A.12 Does the +entity have tax component information apart from franking?

No

2A.13 Withholding tax rate applicable to the dividend/distribution

20.000000

Part 2B - Currency Information

2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.).

No

2B.2 Please provide a description of your currency arrangements

The dividend is payable in Australian currency unless the securityholder elects otherwise.

Part 3A - Ordinary dividend/distribution

3A.1 Is the ordinary dividend/distribution estimated at this time?

No

3A.1a Ordinary dividend/distribution estimated amount per +security

USD

3A.1b Ordinary Dividend/distribution amount per security

USD 0.30000000

3A.2 Is the ordinary dividend/distribution franked?

No

3A.3 Percentage of ordinary dividend/distribution that is franked

0.0000 %

3A.4 Ordinary dividend/distribution franked amount per +security

USD 0.00000000

3A.5 Percentage amount of dividend which is unfranked

100.0000 %

Notification of dividend / distribution

3 / 4

Notification of dividend / distribution 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount USD 0.30000000 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary Notification of dividend / distribution 4 / 4